Exhibit (a)(5)(xviii)

Bhpbilliton

Resourcing the future

A future together

Saskatchewan’s Potash Resource

In our offer for PotashCorp, BHP Billiton is bidding to buy a company, not a resource.

PotashCorp is internationally owned, as is BHP Billiton. If our offer is successful, a company would transfer from one set of international shareholders to another.

We would like the privilege of extracting and selling potash on behalf of Saskatchewan, and believe that we are the right partners to help the province fulfill its potential at the centre of the global potash industry.

BHP Billiton is ready to bring more revenue, more jobs and more growth to Saskatchewan.

BHP Billiton and Saskatchewan. A future together.

Learn more about us at bhpbilliton.com